UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sundial Growers Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

86730L406

(CUSIP Number)

October 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*                      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 86730L406	Page 2 of 8

1.	Name of reporting persons: SAF Jackson II LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Alberta, Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 25,748,000*
	6.	Shared voting power: 0
	7.	Sole dispositive power: 25,748,000*
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 25,748,000*
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 9.9%*
12.	Type of reporting person (see instructions): PN

* Subject to the Maximum Percentage (as defined in this Schedule 13G).

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CUSIP No. 86730L406	Page 3 of 8

1.	Name of reporting persons: SAF Jackson II Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Alberta, Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 25,748,000*
	6.	Shared voting power: 0
	7.	Sole dispositive power: 25,748,000*
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 25,748,000*
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 9.9%*
12.	Type of reporting person (see instructions): CO

* Subject to the Maximum Percentage (as defined in this Schedule 13G).

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CUSIP No. 86730L406	Page 4 of 8

1.	Name of reporting persons: 1920576 Alberta Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Alberta, Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 25,748,000*
	6.	Shared voting power: 0
	7.	Sole dispositive power: 25,748,000*
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 25,748,000*
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 9.9%*
12.	Type of reporting person (see instructions): CO, HC

* Subject to the Maximum Percentage (as defined in this Schedule 13G).

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CUSIP No. 86730L406	Page 5 of 8

1.	Name of reporting persons: Ryan Dunfield
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Alberta, Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 25,748,000*
	6.	Shared voting power: 0
	7.	Sole dispositive power: 25,748,000*
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 25,748,000*
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 9.9%*
12.	Type of reporting person (see instructions): IN, HC

* Subject to the Maximum Percentage (as defined in this Schedule 13G).

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CUSIP No. 86730L406	Page 6 of 8

Item 1.                           (a)               Name of Issuer

Sundial Growers Inc. (the “Company”)

(b)              Address of Issuer’s Principal Executive Offices

#300, 919 — 11 Avenue SW

Calgary, AB Canada T2R 1P3

Item 2.                           (a)              Name of Persons Filing

SAF Jackson II LP, SAF Jackson II Inc., 1920576 Alberta Ltd. and Ryan Dunfield (collectively, the “Reporting Persons”) have entered into a Joint Filing Agreement dated October 13, 2020, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)              Address of the Principal Business Office

1900 Dome Tower, 333 — 7th Avenue S.W.

Calgary, AB Canada T2P 2Z1

(c)               Citizenship

Ryan Dunfield:                                                Canada

SAF Jackson II LP:                           Alberta, Canada

SAF Jackson II Inc.:                     Alberta, Canada

1920576 Alberta Ltd.:           Alberta, Canada

(d)              Title of Class of Securities

Common shares with no par value

(e)               CUSIP Number

86730L406

Item 3.                           If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)         ☐           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)         ☐           Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)          ☐           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)         ☐           Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)          ☐           An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)           ☐           An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)          ☐           A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)         ☐           A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)             ☐           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)            ☐           A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)         ☐           A group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.                           Ownership

SAF Jackson II LP directly holds the reported securities.  Ryan Dunfield wholly owns 1920576 Alberta Ltd., which wholly owns SAF Jackson II Inc., which is the General Partner of SAF Jackson II LP.

(a)              Amount beneficially owned:            25,748,000*

(b)              Percent of class:                                                                              9.9%*

Calculations of the amount of common shares beneficially owned (i) assume that there are a total of 232,023,841 common shares outstanding as of October 12, 2020 based upon information provided by the Company to SAF Jackson II LP, and (ii) take into account the number of common shares that may be deemed to be beneficially owned by the Reporting Persons.

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(c)               Number of shares as to which the person has:

(i)                           Sole power to vote or to direct the vote: 25,748,000*

(ii)                        Shared power to vote or to direct the vote: 0

(iii)                     Sole power to dispose or to direct the disposition of: 25,748,000*

(iv)                    Shared power to dispose or to direct the disposition of: 0

*                     SAF Jackson II LP has the right to receive common shares of the Company (i) upon conversion of a senior second lien convertible note issued by the Company on June 5, 2020 in connection with entering into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) by SAF Jackson II LP (the “SAF Convertible Note”), (ii) upon the exercise of warrants issued by the Company to SAF Jackson II LP on June 27, 2019 in connection with entering into a secured credit agreement (the “SAF 2019 Warrants”), or (iii) upon the exercise of warrants issued by the Company to SAF Jackson II LP on June 5, 2020, in connection with the Restructuring and Novation Agreement (the “SAF 2020 Warrants”, and together with the SAF 2019 Warrants, the “SAF Warrants”). Under the terms of the SAF Convertible Note and the SAF 2020 Warrants, SAF Jackson II LP may not convert such notes or exercise such warrants to the extent SAF Jackson II LP would beneficially own a number of the Company’s common shares which would exceed 9.99% of the common shares of the Company outstanding immediately after giving effect to such conversion (the “Maximum Percentage”). The amounts set forth in the table reflect the application of the Maximum Percentage, and assume (i) the immediate conversion of the SAF Convertible Note at the conversion price as of October 2, 2020, and (ii) the immediate exercise of the SAF Warrants.

Without giving effect to the Maximum Percentage, the number of common shares of the Company into which the SAF Convertible Note, the SAF 2019 Warrants and the SAF 2020 Warrants are convertible or exercisable, as applicable, would, respectively, be approximately: (i) 64,924,332 common shares, based on an assumed conversion price of US$0.8474 per share, the conversion price as of October 2, 2020 (assuming an exchange rate of C$1.3310 per US$1.00, which was the daily exchange rate as of October 2, 2020, as reported by the Bank of Canada), (ii) 2,452,890 common shares and (iii) 35,000,000 common shares. Under certain circumstances, SAF Jackson II LP may convert the SAF Convertible Note at an alternate conversion price of the greater of (x) US$0.1624 (the “Floor Price”) and (y) 92% of the volume-weighted average price of the Company’s common shares during the eight consecutive trading day period ending and including the date of the delivery of the applicable conversion. Assuming such circumstances arise, the maximum number of common shares issuable pursuant to the SAF Convertible Note would be 338,773,885 common shares. Because the conversion price and the Floor Price are subject to adjustment, the number of common shares that will actually be issued pursuant to the SAF Convertible Note may be more or less than the number of common shares disclosed in the foregoing sentences. Each of the Reporting Persons disclaims beneficial ownership with respect to additional common shares issuable without giving effect to the Maximum Percentage.

In connection with the Restructuring and Novation Agreement, SAF Jackson II LP agreed not to convert any SAF Convertible Note or exercise any SAF 2020 Warrants until after the earlier of (i) February 1, 2021 and (ii) the date upon which the aggregate amount of indebtedness outstanding under the senior secured subordinated convertible note issued by the Company to Hudson Bay Master Fund Ltd. is less than a specified threshold (the “Threshold”).

On October 1, 2020, SAF Jackson II LP received notice from the Company that the Threshold was met providing SAF Jackson II LP the right to convert the SAF Convertible Note and/or the SAF 2020 Warrants into the Company’s common shares up to the Maximum Percentage.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed or who are otherwise party to the Joint Filing Agreement (as filed hereto as Exhibit 1) constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed

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CUSIP No. 86730L406	Page 8 of 8

to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Each of the Reporting Persons disclaims beneficial ownership in the common shares of the Company reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.

Item 5.                           Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.                           Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

SAF Jackson II LP is the direct holder of the SAF Convertible Note and the SAF Warrants. 1920576 Alberta Ltd. wholly owns SAF Jackson II Inc., which is the General Partner of SAF Jackson II LP. Ryan Dunfield controls 1920576 Alberta Ltd. through ownership of 100% of the common stock of 1920576 Alberta Ltd.

Item 8.                           Identification and Classification of Members of the Group

Not applicable.

Item 9.                           Notice of Dissolution of Group

Not applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2020

SAF JACKSON II LP

By:	/s/ Ryan Dunfield
	Name:	Ryan Dunfield
	Title:	President and Chief Executive Officer

SAF JACKSON II INC.

By:	/s/ Ryan Dunfield
	Name:	Ryan Dunfield
	Title:	President and Chief Executive Officer

1920576 ALBERTA LTD.

By:	/s/ Ryan Dunfield
	Name:	Ryan Dunfield
	Title:	President

RYAN DUNFIELD

By:	/s/ Ryan Dunfield
	Name:	Ryan Dunfield

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of October 13, 2020, by and among SAF Jackson II LP, SAF Jackson II Inc., 1920576 Alberta Ltd. and Ryan Dunfield.